EXHIBIT 21 OF ITEM 21

                     Subsidiaries of Chittenden Corporation


1.   Chittenden Trust Company, Vermont, d/b/a Chittenden Bank

2. Chittenden Acquisition Bank, Massachusetts, d/b/a Flagship Bank and Trust Company, is a bank in formation to effectuate the acquisition of Flagship Bank and Trust Company

3.   The Bank of Western Massachusetts, Massachusetts